UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33887

CUSIP Number: 686275108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Orion Energy Systems, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2210 Woodland Drive

Address of Principal Executive Office (Street and Number)

Manitowoc, WI 54220

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orion Energy Systems, Inc. (the “Company”) was not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 on the February 9, 2012 due date.

As previously indicated in its Form 8-K filing dated February 2, 2012, the Company, together with its independent registered public accounting firm, concluded that generally accepted accounting principles require the Company to recognize revenue from sales of its solar photovoltaic systems using the percentage-of-completion method rather than based upon multiple deliverable elements. The difference between the percentage-of-completion method and the multiple deliverable elements method is a question of timing. The percentage-of-completion method recognizes revenue gradually over the life of the installation, while the multiple deliverable elements method recognizes revenue (i) when the title to the products has been transferred and (ii) when the service installation is complete.

The Company will restate its financial statements for the third fiscal quarter ending December 31, 2010 and fourth fiscal quarter ending March 31, 2011 of its 2011 fiscal year, as well as its fiscal 2011 year-end financial statements for the year ending March 31, 2011, and the first fiscal quarter ending June 30, 2011 and second fiscal quarter ending September 30, 2011 of its 2012 fiscal year.

While the Company hopes to file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25, which is February 14, 2012, it is unlikely that the financial restatement process can be completed in time to allow for a timely filing.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Jensen	920	892-5454
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form 10-K for the fiscal year ended March 31, 2011.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company will restate its financial statements for the third fiscal quarter ending December 31, 2010 and fourth fiscal quarter ending March 31, 2011 of its 2011 fiscal year, as well as its fiscal 2011 year-end financial statements for the year ending March 31, 2011, and the first fiscal quarter ending June 30, 2011 and second fiscal quarter ending September 30, 2011 of its 2012 fiscal year.

Generally, this change in accounting treatment and the related financial statement restatements are expected to result in:

• No impact to cash, cash equivalents, short-term investments or overall cash flow;

• An increase in deferred contract costs and deferred revenue for the first quarter ending June 30, 2011 of the fiscal 2012 year, the third fiscal quarter ending December 31, 2010 and fourth fiscal quarter ending March 31, 2011 of the 2011 fiscal year, as well as for the fiscal 2011 year ending March 31, 2011, and a decrease in deferred contract costs and deferred revenue for the second fiscal quarter ending September 30, 2011 of the 2012 fiscal year; and

• An increase in revenue, net income and earnings per share for the second fiscal quarter ending September 30, 2011 of the 2012 fiscal year and a decrease in revenue, net income and earnings per share for the first quarter ending June 30, 2011 of the fiscal 2012 year, the third fiscal quarter ending December 31, 2010 and fourth fiscal quarter ending March 31, 2011 of the 2011 fiscal year, as well as for the fiscal 2011 year ending March 31, 2011.

For its fiscal 2012 third quarter ended December 31, 2011, on a preliminary and unaudited basis, the Company would have recognized $29.5 million in total revenue and $0.03 net income per share based on the Company’s current multiple deliverable elements method of accounting for sales of its solar photovoltaic systems. Using the percentage-of-completion method, however, the Company believes it would have reported, on a preliminary and unaudited basis, $27.4 million in total revenue and $0.01 net income per share.

The foregoing financial information is unaudited and preliminary and is subject to change based upon the Company’s completion of its financial statements restatement process, as well as normal accounting period end review procedures and adjustments.

Orion Energy Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 10, 2012

	By	/s/ Neal R. Verfuerth
Neal R. Verfuerth Chief Executive Officer
(Principal Executive Officer)